VF 2-19-04

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

[redacted] STATES
...CHANGE COMMISSION
, D.C. 20549

04001953

SEC MAIL PROCESSING RECEIVED FEB 18 2004 SECTION WASH. 158

...AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52617

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kalorama Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1718 22nd Street, N.W.
(No. and Street)

Washington, DC 20008
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Smith Avery (202) 387-5920
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steven G. Hirshenson, Chartered
(Name — *if individual, state last, first, middle name*)

50 W. Edmonston Drive, #603 Rockville, MD 20852
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 26 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elizabeth Smith-Avery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalorama Capital, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Elizabeth Smith Avery
Signature

Principal
Title

Notary Public

My Commission expires: 10/14/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KALORAMA CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2003

KALORAMA CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2003

CONTENTS

STEVEN C. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

INDEPENDENT AUDITOR'S REPORT

To the Members of Kalorama Capital, LLC
Washington, D.C.

We have audited the accompanying statement of financial position of Kalorama Capital, LLC as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalorama Capital, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered
February 9, 2004

KALORAMA CAPITAL, LLC
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	7,549
Organizational costs, net of accumulated amortization of $ 2,083		1,250
TOTAL ASSETS	$	8,799

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities		
Accounts payable		30
Total Liabilities		30
Member's Equity		8,769
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	8,799

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

KALORAMA CAPITAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE	
Consulting income	$ 28,740
EXPENSES	
Regulatory dues and assessments	1,600
Accounting and professional services	1,200
Communications	2,531
Amortization of organization costs	833
Travel and conferences	2,127
Office supplies and expense	1,108
Bank charges	9
Total Expenses	9,408
NET INCOME	$ 19,332

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

KALORAMA CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

Balances at December 31, 2002	$ 8,205
Capital Contributions	150
Member's Distributions	(18,918)
Net Income	19,332
Balances at December 31, 2003	$ 8,769

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

KALORAMA CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities	
Consulting and commissions	$ 28,740
Interest received	-0-
Cash paid to suppliers	(8,575)
Income taxes paid	(-0-)
Net cash provided by operating activities	20,165
Cash Flows from Financing Activities	
Capital contributions	150
Member's distributions	(18,918)
Net cash used for financing activities	(18,768)
Net Increase in Cash and Cash Equivalents	1,397
Cash and cash equivalents at beginning of year	6,152
Cash and cash equivalents at end of year	$ 7,549
Reconciliation of Net Income to Net Cash Provided by Operating Activities	
Net Income	$ 19,332
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in accounts payable	-0-
Amortization of organization costs	833
Total adjustments	833
Net cash provided by operating activities	$ 20,165

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - Nature of Business and Summary of Significant Accounting Policies

Kalorama Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The accounts of the Company are maintained and the financial statements are prepared on the accrual basis of accounting. The accounting and reporting policies of the Company conform to general practices within the brokerage industry. Securities owned are valued at market value. The resulting difference between cost and market is included in income.

Cash and cash equivalents consisted of a checking account. For purposes of the statement of cash flows, the Company considers all highly liquid instruments with original maturities of three months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from the estimates made in the preparation of the financial statements.

2 - Income Taxes

The Company is organized as a Limited Liability Company and is, therefore, not a taxable entity. The members are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for Federal income taxes is included in the financial statements.

3 - Net Capital Requirements

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $7,519 which was $2,519 in excess of its required net capital of $5,000.

KALORAMA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2003

Total Assets	$ 8,799
Total Liabilities	30
Total Equity	8,769
Non-allowable Assets	(1,250)
Current Capital	7,519
Haircuts	(-0-)
Adjusted Net Capital	7,519
Minimum Required Net Capital	5,000
Excess Capital	$ 2,519

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852
TEL: 301-738-8803
FAX: 301-738-8599

NOTICE PURSUANT TO SEC RULE 17a-5(d)(4)

To the Members
Kalorama Capital, LLC
Washington, D.C.

We have compared the Schedule of Computation of Net Capital Under Rule 15c3-1, with the corresponding Schedules filed by Kalorama Capital, LLC as Part II of its unaudited December 31, 2003 Focus Report.

In our opinion, no material differences exist between the two sets of Schedules.

A broker/dealer is generally required to submit with their annual audit, a computation for determination of reserve requirements pursuant to SEC Rule 15c3-3. However, Kalorama Capital, LLC is exempt pursuant to k(2)(i) of SEC Rule 15c3-3. Kalorama Capital, LLC carries no margin accounts, holds no customer funds and/or securities and effectuates no financial transactions between the broker/dealer and clients.

S.G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 9, 2004

STEVEN G. HIRSHENSON
CHARTERED
CERTIFIED PUBLIC ACCOUNTANT
50 W. EDMONSTON DRIVE
SUITE 603
ROCKVILLE, MD 20852

TEL: 301-738-8803
FAX: 301-738-8599

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of Kalorama Capital, LLC
Washington, D.C.

In planning and performing our audit of the financials statements and supplementary information of Kalorama Capital (the "Company") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by SEC Rule 17a-5(g)(1), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated under Rule 17a-5(g) in making the periodic computations of net capital under Rule 1a-3(a)(1) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: l) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing a system for maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters as to internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control; component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statement being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions., However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S. G. Hirshenson, Chartered

Steven G. Hirshenson, Chartered

February 9, 2004